Exhibit 12.1
KINDER MORGAN, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Three Months Ended March 31,
	2015	2014(a)
Earnings:
Pre-tax income before adjustment for net income attributable to the noncontrolling interests and earnings from equity investments (including loss on impairments of equity investments and amortization of excess cost of equity investments) per statements of income	$579	$712
Add:
Fixed charges	542	476
Amortization of capitalized interest	2	1
Distributions from equity investment earnings	92	77
Less:
Interest capitalized	(16)	(18)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	—	(74)
Income as adjusted	$1,199	$1,174

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$530	$467
Add:
Portion of rents representative of the interest factor	12	9
Fixed charges	$542	$476

Ratio of earnings to fixed charges	2.21	2.47

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(a) Revised for immaterial correction.